UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 14, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Amendments to ExWorks Loan

On August 14, 2018, Hightimes Holding Corp., a Delaware corporation (the “Company”), and its direct and indirect subsidiaries (collectively, the “Borrowers”) entered into a fourth amendment to the loan and security agreement, effective as of July 27, 2018 (the “Fourth Amendment”) with ExWorks Capital Fund I, L.P. (“ExWorks”) pursuant to which ExWorks made an additional loan advance of $1,200,000 to the Borrowers thus increasing the Borrowers outstanding indebtedness to ExWorks from $13,000,000 to $14,200,000 (the “$14,200,000 Amended and Restated Note”). In connection with the Fourth Amendment, ExWorks received a fee of $60,000 and the Borrowers executed an amended and restated senior secured convertible note in the principal amount of $14,200,000. Under the terms of the Fourth Amendment, the $1,200,000 advance was due and payable on August 10, 2018. On August 31 2018, the Borrowers and ExWorks entered into a fifth amendment to the loan and security agreement (the “Fifth Amendment”), whereby ExWorks agreed to extend the date under which the $1,200,000 advance provided in the Fourth Amendment is due and payable to September 14, 2018.

A copy of the Fourth Amendment, the $14,200,000 Amended and Restated Note and the Fifth Amendment are filed as Exhibits 6.1, 6.2 and 6.3, respectively, to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference.

Investor Presentation

On August 29, 2018, we hosted an investor presentation (the “Investor Presentation”), which can be viewed on YouTube at https://www.youtube.com/user/HIGHTIMESPresents. A copy of the power point presentation which was discussed at the Investor Presentation was filed as Exhibit 15.2 to Post-Qualification Amendment No. 4 to our Offering Circular on Form 1-A filed with the SEC on July 6, 2018.

Amendment No. 1 to Selling Agent Agreement

On August 31, 2018, we entered into amendment no. 1 to the selling agent agreement (“Amendment No. 1”) with NMS Capital Advisors, LLC. The purpose of Amendment No. 1 was to update certain definitions in the selling agent agreement. A copy of Amendment No. 1 is attached as Exhibit 6.4 hereto and is incorporated herein by reference.

Extension of Termination Date of the Offering

On September 11, 2018, the board of directors of the Company elected to extend the outside termination date of the Offering from September 12, 2018 to October 31, 2018. Accordingly, the Offering will terminate on the first to occur of (i) the date on which all 4,545,454 shares are sold, or (ii) October 31, 2018, (in each case, the “Termination Date”). In conjunction with the Termination Date extension, the Company has updated the form of investor subscription agreement (the “Subscription Agreement”) for the Offering to (i) reflect the extended Termination Date and (ii) direct investors the Company’s Current Report on Form 1-U dated August 13, 2018 and this Current Report on Form 1-U, both of which supplement disclosures contained in the Company’s Offering Circular. The Subscription Agreement is attached as Exhibit 6.5 hereto and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	September 11 2018

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Fourth Amendment to Loan and Security Agreement, effective July 27, 2018, between ExWorks Capital Fund I, L.P.and Hightimes Holding Corp. and subsidiaries (the “Borrowers”)

6.2	Amended and Restated $14,200,000 Senior Secured Convertible Note, dated July 27, 2018, issued by the Borrowers to ExWorks Capital Fund I, L.P.

6.3	Fifth Amendment to Loan and Security Agreement, dated August 31, 2018, between ExWorks Capital Fund I, L.P. and the Borrowers.

6.4	Amendment No. 1 to Selling Agent Agreement, dated August 31, 2018, between NMS Capital Advisors, LLC and Hightimes Holding Corp.

6.5	Updated Form of Investor Subscription Agreement.

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